Hapi Metaverse Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

November 6, 2024

VIA EDGAR

Tony Watson and Adam Phippen

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Hapi Metaverse Inc.

Form 10-K for Fiscal Year Ended December 31, 2023 Filed April 1, 2024

File No. 333-194748

Dear Mr. Watson and Mr. Phippen:

On behalf of Hapi Metaverse Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on October 23, 2024, regarding the Company’s Form 10-K filed April 1, 2024 (the “Annual Report”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1. Business, page 4

1.	We note your revised disclosure in response to prior comments 3 and 5. Please further revise your disclosure regarding cash flows throughout the organization and foreign exchange and cash transfer restrictions as follows::

●	Relocate the paragraph beginning, “Our equity structure is a direct holding company structure...” in Item 1 so that it is provided above the paragraph beginning, “The principal regulations governing foreign currency exchange...,” to better contextualize for investors the transition to cash transfer disclosure. Enhance this paragraph so that it provides a full description of how cash is transferred throughout your organization, as we note that it is more brief and does not provide as much information as the comparable paragraphs in your proposed Item 1A and Item 7 disclosure.
●	Provide the paragraph regarding cash amounts transferred from the holding company to various subsidiaries in the year ended December 31, 2023 (i.e., “As of December 31, 2023, the Company received $1,372,411...”) in Item 1. We note that this disclosure is only provided in Item 1A and Item 7.
●	Remove or revise the statement in your proposed Item 1A disclosure that, “As of the date hereof, no cash or asset transfers have occurred between the Company and its subsidiaries,” as this appears inconsistent with your disclosure regarding cash transfers to various subsidiaries in the year ended December 31, 2023.
●	Enhance your proposed Item 7 disclosure so that it also discusses the restrictions on foreign exchange and cash transfers addressed in Item 1 and Item 1A.
●	State in Item 7 that to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our subsidiaries by the PRC government to transfer cash.

Response: In response to this comment, the Company has provided additional proposed disclosure appended hereto as Exhibit A.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 301-971-3955.

Sincerely,

Hapi Metaverse Inc.

By:	/s/ Lui Wai Leung, Alan
Chief Financial Officer

Exhibit A

Proposed revised disclosure regarding Operations in China for Item 1 of Hapi Metaverse Annual Report:

We are a Delaware holding company with operations conducted through our wholly owned subsidiaries based in Singapore, Hong Kong S.A.R. (“Hong Kong”) and the People’s Republic of China (“PRC”). References to subsidiaries based in Hong Kong refers to subsidiaries based in the Hong Kong Special Administrative Region (“Hong Kong subsidiaries”), and references to subsidiaries based in the People’s Republic of China or PRC refers to subsidiaries based in the People’s Republic of China (“PRC subsidiaries”), and, unless the context requires otherwise, and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong. Our investors hold shares of common stock in Hapi Metaverse Inc., the Delaware holding company. This structure presents unique risks as our investors may never directly hold equity interests in our Hong Kong subsidiaries and will be dependent upon contributions from our subsidiaries to finance our cash flow needs. Our ability to obtain contributions from our subsidiaries is significantly affected by regulations promulgated by Hong Kong and PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations may materially affect our operations and or the value of our securities, including causing the value of our securities to significantly decline or become worthless. For a detailed description of the risks facing the Company associated with our structure, please refer to “Risk Factors – Risks Related to Doing Business in the People’s Republics of China (“PRC”).” and “Risk Factors – Risks Related to Doing Business in Hong Kong.”

We generate the majority of our revenues at the current time in Hong Kong, with lower amounts generated in Taiwan, and only a small percentage of our current revenue generated in the PRC. These relative amounts may change as our business grows and develops. Our business has three subsidiaries which are currently engaged in operations: Hapi Travel Limited (a Hong Kong limited company), Hapi Cafe Co, Ltd (a Taiwan limited company) and Dongguan Leyouyou Catering Management Co., Ltd. (a PRC limited company). A fourth subsidiary, MOC HK Limited (a Hong Kong limited company), operated in the fiscal year ended December 31, 2023, but ceased operations in 2024. In addition, we have other businesses in the planning stages.

As of the date of this annual report, we believe that our PRC subsidiaries have obtained all the requisite licenses and permits from the government authorities of the PRC and Hong Kong that are required for the business operations of our PRC subsidiaries and Hong Kong subsidiaries. Our PRC subsidiaries have obtained (i) the Food Trade Permit and (ii) Light Refreshment Restaurants license from the government authorities of the PRC and Hong Kong (these are both required for the business operations of our PRC subsidiaries and Hong Kong subsidiaries). In order to get these licenses, we were required to pass the inspection and meet the requirements of government departments for the store’s hygiene, ventilation, gas safety, building safety requirements, fire safety, mechanical ventilating system requirements and related matters.

In addition, as of the date of this annual report, we believe that our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that would otherwise be required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. We have not sought the opinion of counsel on such matters, as management did not feel retaining PRC or Hong Kong counsel was necessary under the circumstances, or, given our low current revenues in the PRC and Hong Kong, advisable. We will seek the advice of PRC and/or Hong Kong counsel on these matters if management determines it is necessary or advisable. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our offshore offerings into PRC or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our common stock.

Hapi Metaverse Inc. and our Hong Kong subsidiaries are not required to obtain permission or approval from the Chinese authorities, including the China Securities Regulatory Commission (CSRC) or the Cybersecurity Administration Committee (CAC), to operate our business or to issue securities to foreign investors (as noted previously, we have not sought the opinion of counsel on such matters, as management did not feel retaining PRC or Hong Kong counsel was necessary under the circumstances, or, given our low current revenues in the PRC and Hong Kong, advisable, but we will seek the advice of PRC and/or Hong Kong counsel on these matters if management determines it is necessary or advisable). However, in light of the recent statements and regulatory actions by the People’s Republic of China government, such as those related to Hong Kong’s national security, the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries (which are constantly evolving), and anti-monopoly concerns, we may be subject to the risks of uncertainty caused by the actions of the government of the government of the PRC.

Some of the risks that we may be exposed to include, but are not limited to, the risk that (i) we could fail to receive or maintain necessary permissions or approvals, including but not limited to approvals that become applicable to us as we expand or change our operations; (ii) we could fail to correctly interpret requirements for approvals in the various areas in which operate or may operate in the future; (iii) applicable laws, regulations or interpretations could change such that we are required to obtain approvals in the future; or (iv) that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our common stock to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of the Company to operate, which could cause the value of our securities to significantly decline or become worthless.

There are significant legal and operational risks associated with our operations being in the PRC. For example, as a U.S. incorporated company with Hong Kong subsidiaries, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our common stock. It could also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are subject to risks arising from the legal system in the PRC where there are risks and uncertainties regarding the enforcement of laws including where the Chinese government can change the rules and regulations in the PRC and Hong Kong, including the enforcement and interpretation thereof, at any time with little to no advance notice and can intervene at any time with little to no advance notice. Changes in Chinese internal regulatory mandates, such as the M&A rules, Anti-Monopoly Law, and Data Security Law, may target the Company’s corporate structure and impact our ability to conduct business in Hong Kong, accept foreign investments, or list on an U.S. or other foreign exchange. By way of example, the PRC government initiated a series of regulatory actions and statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. On January 4, 2022, the CAC, in conjunction with 12 other government departments, issued the New Measures for Cybersecurity Review (the “New Measures”). The New Measures amends the Draft Measures released on July 10, 2021 and became effective on February 15, 2022.

The businesses of our subsidiaries are not subject to cybersecurity review with the Cyberspace Administration of China, given that: (i) we do not have one million individual online users of our products and services in Hong Kong and the PRC; and (ii) we do not possess a large amount of personal information in our business operations. In addition, we are not subject to merger control review by the PRC’s anti-monopoly enforcement agency due to the level of our revenues and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within the PRC of more than Renminbi (“RMB”) 400 million. Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated.

These legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

Since Hong Kong does not have a comprehensive cyber security law, the relevant provisions are found across various ordinances and statutes, for example the Personal Data (Privacy) Ordinance, Unsolicited Electronic Messages Ordinance, Interception of Communications and Surveillance Ordinance, and Official Secrets Ordinance. The Personal Data (Privacy) Ordinance (Cap. 486 of the laws of Hong Kong) (“PDPO”) is the main legislation in Hong Kong in relation to personal data protection and collection, holding, processing and use of personal data through the six data protection principles set out therein. The Office of the Privacy Commissioner for Personal Data is the authority which enforces the PDPO in Hong Kong. Pursuant to Section 2 of the PDPO, any information that is considered “personal data” is protected under the PDPO and a “data user” who collect, hold, process or use such personal data will be subject to the requirements under the PDPO. “Personal data” is defined as: “any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable”; whilst a “data user” is defined as: “who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data”. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. Since the online storefront of the Company requires customers to provide personal information (including but not limited to name, address and date of birth) when placing an order online, such information is most likely regarded as “personal data” and the Company’s collection and control of such “personal data” would be governed by the PDPO. It is noted that the regulatory requirements of the PDPO will still be applicable to the Company even if the collection and control activities take place elsewhere (for example, the server is relocated to another territory outside Hong Kong) provided that the Company is a company incorporated in Hong Kong, which falls under the definition of “data user” according to section 5(5) of the PDPO. Since Hong Kong was established in accordance with the provisions of Article 31 of the Constitution of the PRC and operates under the principle of “one country, two systems”, pursuant to Article 18 of the Basic Law, the laws in force in Hong Kong include the Basic Law, the laws previously in force in Hong Kong (including the common law, rules of equity, ordinances, subordinate legislation and customary law, except for any that contravene the Basic Law) and the laws enacted by the legislature of Hong Kong. National laws (i.e. the PRC laws and regulations) are not applied in Hong Kong except for those listed in Annex III of the Basic Law, which need to be applied locally by way of promulgation or legislation by Hong Kong. For a detailed description of the risks the Company is facing and the offering associated with our operations in Hong Kong, please refer to “Risk Factors – Risks Related to Doing Business in the People’s Republic of China (the “PRC”).” and “Risk Factors – Risks Related to Doing Business in Hong Kong.” set forth in this Annual Report.

We face various other risks generally associated with doing business in the PRC and in Hong Kong. While we note that our current operations in the PRC are limited, this could change and result in increased risks as well as opportunities for our Company. These include:

In the PRC, we face risks related to the following:

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S. companies with significant operations in the PRC, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably – see PRC Regulations on Enterprises with Foreign Investment and the paragraph beginning with If we become directly subject to the recent scrutiny in Item 1A of this Annual Report.
●	Adverse regulatory developments in the PRC may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in the PRC may impose additional compliance requirements for companies like us and subject us to additional disclosure requirements – see PRC Regulations on Enterprises with Foreign Investment in Item 1A of this Annual Report.
●	Political instability, significant health hazards, environmental hazards or natural disasters could negatively affect international economies, financial markets and business activity – see PRC Regulations on Enterprises with Foreign Investment in Item 1A of this Annual Report.
●	We could be impacted by evolving, new or complex legal and regulatory matters – see PRC Regulations on Enterprises with Foreign Investment in Item 1A of this Annual Report.
●	We could be impacted by volatility in currency exchange rates – see Foreign Exchange Regulation in Item 1A of this Annual Report.
●	Local business practice and political issues (including issues relating to compliance with domestic or international labor standards) may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts – see PRC Regulations on Enterprises with Foreign Investment in Item 1A of this Annual Report.
●	We could experience disruption due to labor disputes – see Labor Laws and Social Insurance in Item 1A of this Annual Report.

In Hong Kong, we face risks related to:

●	Changes in the policies of the PRC government and recent changes in the policies of the Hong Kong S.A.R. government could have a significant impact upon the business we may be able to conduct in Hong Kong and the profitability of such business – see the first paragraph of Risks Related to Doing Business in Hong Kong in Item 1A of this Annual Report.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our Hong Kong subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business – see the paragraph beginning with PRC regulation of loans in Item 1A of this Annual Report.

In both the PRC and Hong Kong, we face risks related to:

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, PRC laws and regulations, and the evolving relationship of each of the former to Hong Kong could have a significant impact upon the business that we may be able to conduct in the PRC and Hong Kong and accordingly on the results of our operations and financial condition – see the paragraph beginning with Substantial uncertainties and restrictions in Item 1A of this Annual Report.
●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions in either the PRC or Hong Kong – see the paragraph beginning with Failure to comply with PRC regulations in Item 1A of this Annual Report.
●	We could be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business – see Foreign Corrupt Practices Act and Chinese Anti-Corruption Law and the paragraph beginning with We may be exposed to liabilities under the Foreign Corrupt Practices Act in Item 1A of this Annual Report.
●	Risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice – see the paragraph beginning with Adverse regulatory developments in the PRC in Item 1A of this Annual Report.
●	We could be exposed to the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities – see Regulations Relating to Foreign Exchange and Transfers of Cash to and from Our Subsidiaries and the paragraph beginning with Adverse regulatory developments in the PRC in Item 1A of this Annual Report.
●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless – see PRC Regulations on Enterprises with Foreign Investment and the paragraph beginning with We face the risk that changes in the policies of the PRC government in Item 1A of this Annual Report.

The recent joint statement by the SEC and Public Company Accounting Oversight Board (“PCAOB”), and the Holding Foreign Companies Accountable Act (“HFCAA”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. Trading in a company’s securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely a company’s auditor, and that as a result, an exchange may determine to delist such company’s securities (if they are listed). Hapi Metaverse Inc. is incorporated in Delaware, but not currently listed on any exchange. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two thus reducing the time before our securities may be prohibited from trading or delisted (if our securities were traded or listed at such time). On December 2, 2021, the SEC adopted rules to implement the HFCAA. Pursuant to the HFCAA, the PCAOB issued its report notifying the Commission that it is unable to inspect or investigate completely accounting firms headquartered in the PRC or Hong Kong due to positions taken by authorities in the PRC and Hong Kong. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in the PRC and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from a stock exchange (if applicable). On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading, or delisted if the Company’s securities were, at such time, listed on an exchange.

Grassi & Co., CPAs, P.C., the independent registered public accounting firm for Hapi Metaverse Inc., is located in the United States.

Our equity structure is a direct holding company structure. Within our direct holding company structure, the cross-border transfer of funds between our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Hapi Metaverse Inc., the funds can only be transferred to the PRC operating companies through Hapi Cafe Limited (“HCHK”), the immediate holding company of the PRC operating companies. Hapi Metaverse Inc. is permitted under Delaware law to provide funding to all the subsidiaries, except for the PRC operating companies, through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. All the subsidiaries except for the PRC operating companies are also permitted to provide funding between subsidiaries or to Hapi Metaverse Inc. through loans or dividend distribution without restrictions on the amount of the funds. HCHK is permitted by the laws of the PRC to provide funding in the form of loans or capital injection to HCCN and its subsidiaries for their daily operations.

HCCN is permitted by the laws of the PRC to distribute profit in the form of dividends only to its immediate holding company, HCHK.

As of December 31, 2023, the Company received $1,372,411 from Alset Inc. and its’ subsidiaries, referred to “Amount due to related parties” under Consolidated Statements of Cash Flows of Consolidated Financial Statements, of which a total $1,050,977 was transferred to its Hong Kong subsidiaries for their daily operation use, $704,395 to Hotapp International Limited, $128,072 to Hapi Travel Ltd. and $256,143 to HCHK. Throughout the year, $26,851 and $91,444 from HCHK were transferred to MOC HK Limited and HCCN respectively. The funds to HCCN, the PRC subsidiary of the Company, were mainly for capital injection to HCCN and daily operation use for HCCN, HCDG, and HCGZ. A total of $22,119 in foreign exchange loss was generated, please refer to “Item. 8 Financial Statements - Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022” set forth in this Annual Report.

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into PRC under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

To the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our subsidiaries by the PRC government to transfer cash.

The legal system in the PRC, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in the PRC can change quickly with little advance notice; and the risk that the PRC government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of your securities. Any risks that any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For a detailed description, please refer to “Risk Factors – Regulations Relating to Foreign Exchange and Transfers of Cash to and from Our Subsidiaries” set forth in this Annual Report.

In addition to the foregoing risks, we face various legal and operational risks and uncertainties arising from doing business in Hong Kong as summarized below and in “Risk Factors – Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” and “Risk Factors – Risks Related to Doing Business in Hong Kong” set forth in this Annual Report.

The following chart sets forth our organization:

Hapi Metaverse Inc.
(f.k.a.GigWorld Inc.)
(DE)
(Holding Company)
100%
HotApp BlockChain Pte. Ltd.
(SG)
(Holding Company)
100%
Hapi Metaverse Inc.
(TX)
(Dormant)
100%
NewRetail-Ai Inc.
(NV)
(Dormant)
100%
Hapi Acquisition Pte. Ltd.
(SG)
(Holding Company)
100%
Hapi Cafe Limited
(HK)
(Holding Company)
100%
HotApp International Limited
(HK)
(Holding Company)
100%
Hapi Travel Limited
(HK)
(Travel business) ◆
100%
Hapi Cafe Co, Ltd
(TW)
(F&B business) ◆
100%
MOC HK Limited
(HK)
(F&B business) ◆
50%
Smart Reward Express Limited
(HK)
(Dormant)
(The other 50% held by VEIL) ●
Offshore
Onshore PRC
100%
Shenzhen Leyouyou Catering Management Co., Ltd.
(CN)
(WOFE)
100%
Dongguan Leyouyou Catering Management Co., Ltd.
(CN)
(F&B business) ◆
100%
GuangZhou Leyouyou Catering Management Co., Ltd.
(CN)
(Dormant)
◆ Operational entities
● VEIL refers Value Exchange International (China) Limited, a subsidiary of Value Exchange International Limited (VEII)

Proposed revised disclosure regarding Enforceability for Item 1 of Hapi Metaverse Annual Report:

Hapi Metaverse Inc. as a holding company incorporated in Delaware that conducts its business through a number of subsidiaries organized under the laws of foreign jurisdictions such as Singapore, Hong Kong and the People’s Republic of China (“PRC”). References to subsidiaries based in Hong Kong refers to subsidiaries based in the Hong Kong Special Administrative Region, and references to subsidiaries based in the People’s Republic of China or PRC refers to subsidiaries based in the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong S.A.R., Macao S.A.R., and Taiwan. This may have an adverse impact on the ability of U.S. investors to enforce a judgment obtained in U.S. Courts against these entities, or to effect service of process on the officers and directors managing the foreign subsidiaries.

A substantial portion of our assets are located in Hong Kong. Meanwhile, our current directors and officers are Hong Kong / Singapore residents with substantial portions of their assets located outside the United States. Each of our Chief Executive Officer, Lee Wang Kei, our Chief Financial Officer, Lui Wai Leung Alan and one member of our Board of Directors, Lum Kan Fai, have their primary residences and business offices in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It will also be costlier and time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, you will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which you will be required to engage a local counsel to facilitate or prepare the Application alongside the various supporting documentations for the Application. After which, you will be required to go through the standard litigation process to sue on the judgment as a debt. In addition, a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may also not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside. As such, you may encounter difficulties to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Further, insofar as PRC factors may be concerned, there is uncertainty as to whether the PRC courts would (i) entertain original actions brought in the PRC against us or our directors or officers based on the securities laws of the United States or any state in the United States or (ii) recognize or enforce judgments of the courts of the United States obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state in the United States.

Under the “one country, two systems” principle, the Hong Kong Special Administrative Region (SAR) has an independent judiciary that operates separately from the courts in the PRC. The courts of Hong Kong have jurisdiction over all cases that arise within its territory, including civil and criminal cases, as well as cases related to the interpretation of the Basic Law.

Where PRC law does apply however, in order to enforce a foreign judgment in accordance with the laws and regulations of the PRC, certain criteria must be met as stipulated by the PRC Civil Procedure Law and other related laws and regulations. These criteria include, but are not limited to: (i) the judgment being sought for recognition must be a final and valid judgment or decree issued by a foreign court; (ii) the court that rendered the judgment or decree must have jurisdiction over the case under the applicable foreign law; (iii) the proceedings of the foreign court must have been fair and lawful under the applicable foreign law, including effective service on the defendant and giving the defendant an opportunity to be heard; (iv) there must be no conflicting interests in the case; (v) the requested court must not be conducting an ongoing trial between the same parties on the same subject matter or have already rendered an effective judgment, nor must it have recognized a judgment rendered by a third country in the case; (vi) there must be a treaty relationship or reciprocity between the two countries for the mutual recognition and enforcement of judgments in civil and commercial matters; and (vii) the recognition and enforcement of the judgment must not violate the fundamental principles of the laws of the PRC or the sovereignty, security, or public interests of the PRC.

As of the date of this Report, there are no existing treaties or written arrangements between the PRC and the United States for the mutual recognition and enforcement of foreign judgments. Furthermore, under the PRC Civil Procedure Law, a foreign judgment against us, our directors, or officers cannot be enforced by the courts of the PRC if the court finds that it violates the fundamental principles of PRC laws or national sovereignty, security, or public interests. This raises uncertainty about whether and under what circumstances a PRC court would enforce a judgment issued by a court in the United States, it would be difficult for U.S. shareholders to bring a lawsuit against us in the PRC under PRC laws. The PRC Civil Procedure Law and related laws and regulations require a connection to the PRC to establish jurisdiction, which may be challenging for U.S. shareholders to establish based solely on their ownership of our shares.

Proposed revised disclosure regarding Operations in China for Item 1A of Hapi Metaverse Annual Report:

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA (“PRC”)

PRC Regulations on Enterprises with Foreign Investment

At the present time, only a small portion of our revenue is generated in the PRC, however, we anticipate that this percentage may change as our business develops. In accordance with PRC regulations on Enterprises with Foreign Investment and their articles of association, a foreign-invested enterprise (“FIE”) established in the PRC is required to provide statutory reserves, which are appropriated from net profit, as reported in the FIE’s PRC statutory accounts. A FIE is required to allocate at least 10% of its annual after-tax profit to the surplus reserve until such reserve has reached 50% of its respective registered capital (based on the FIE’s PRC statutory accounts). The aforementioned reserves may only be used for specific purposes and may not be distributed as cash dividends. Until such contribution of capital is satisfied, the FIE is not allowed to repatriate profits to its stockholders, unless approved by the State Administration of Foreign Exchange. After satisfaction of this requirement, the remaining funds may be appropriated at the discretion of the FIE’s board of directors. Our subsidiary, Shenzhen Leyouyou Catering Management Co., Ltd. (“HCCN”) is the PRC holding company of the other two PRC subsidiaries, qualifies as an FIE and is therefore subject to the above-mandated regulations on distributable profits.

Additionally, in accordance with PRC corporate law, a domestic enterprise is required to maintain a surplus reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and may not be distributed as cash dividends. Dongguan Leyouyou Catering Management Co., Ltd. (“HCDG”) is the subsidiary of HCCN that conducts operations in the PRC and Guangzhou Leyouyou Catering Management Co., Ltd. (“HCGZ”) is the subsidiary of HCCN that does not conduct any operations in the PRC, were established as domestic enterprises; therefore, each is subject to the above-mentioned restrictions on distributable profits.

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, in a general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company as a dividend or otherwise.

The Chinese government has exercised and can continue to exercise substantial control to intervene on virtually every sector of the Chinese economy through regulation and state ownership, and as a result, it can influence the manner in which we must conduct our business activities and effect material changes in our operations and/or the value of our securities. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected PRC-based operating companies whose securities are listed in the U.S., with significant policy changes being made from time to time without notice (we are incorporated in Delaware, but not currently listed on any exchange). There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of PRC-based overseas listed companies. As of the date hereof, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in the PRC launched cybersecurity investigations with regard to several PRC-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recent nature of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

The businesses of our subsidiaries are not subject to cybersecurity review with the Cyberspace Administration of China, given that: (i) we do not have one million individual online users of our products and services in Hong Kong and the PRC; and (ii) we do not possess a large amount of personal information in our business operations. In addition, we are not subject to merger control review by the PRC’s anti-monopoly enforcement agency due to the level of our revenues and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within the PRC of more than Renminbi (“RMB”) 400 million. We therefore believe that the Company is fully compliant with CAC regulations.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a 2-year-exemption commencing from their first profitable year and a 50% reduction in ordinary tax rate in the subsequent three years, while entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%. A number of our PRC subsidiaries and operating entities enjoy these types of preferential tax treatment.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

● the primary location of the day-to-day operational management is in the PRC;

● decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

● the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

● 50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph.

Under Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report such disposition to the PRC competent tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such disposition may be subject to a PRC withholding tax rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm’s length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment as to the taxable income of the transaction. Circular 698 was retroactively effective on January 1, 2008. On March 28, 2011, the State Administration of Taxation released SAT Public Notice 24 to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gains derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. There is uncertainty as to the application of Circular 698.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from August 1, 2013, a value-added tax will generally be imposed to replace the business tax in the transport and shipping industry and some of the modern service industries on a nationwide basis. A value-added tax, or VAT, rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted or do we expect to result from the replacement of the business tax with a VAT on our services.

Regulations Relating to Foreign Exchange and Transfers of Cash to and from Our Subsidiaries

(i)	Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into PRC under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

(ii)	Transfers of Cash to and from Our Subsidiaries

Our equity structure is a direct holding company structure. Within our direct holding company structure, the cross-border transfer of funds between our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Hapi Metaverse Inc., the funds can only be transferred to the PRC operating companies through Hapi Cafe Limited (“HCHK”), the immediate holding company of the PRC operating companies. Hapi Metaverse Inc. is permitted under Delaware law to provide funding to all the subsidiaries, except for the PRC operating companies, through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. All the subsidiaries except for the PRC operating companies are also permitted to provide funding between subsidiaries or to Hapi Metaverse Inc. through loans or dividend distribution without restrictions on the amount of the funds. HCHK is permitted by the laws of the PRC to provide funding in the form of loans or capital injection to HCCN and its subsidiaries for their daily operations.

HCCN is permitted by the laws of the PRC to distribute profit in the form of dividends only to its immediate holding company, HCHK.

As of December 31, 2023, the Company received $1,372,411 from Alset Inc. and its’ subsidiaries, referred to “Amount due to related parties” under Consolidated Statements of Cash Flows of Consolidated Financial Statements, of which a total $1,050,977 was transferred to its Hong Kong subsidiaries for their daily operation use, $704,395 to Hotapp International Limited, $128,072 to Hapi Travel Ltd. and $256,143 to HCHK. Throughout the year, $26,851 and $91,444 from HCHK were transferred to MOC HK Limited and HCCN respectively. The funds to HCCN, the PRC subsidiary of the Company, were mainly for capital injection to HCCN and daily operation use for HCCN, HCDG, and HCGZ. A total of $22,119 in foreign exchange loss was generated, please refer to “Item. 8 Financial Statements - Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022” set forth in this Annual Report.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Delaware General Corporation Law and our bylaws, our Board of Directors may authorize and declare a dividend to shareholders at such time and of such an amount as it thinks fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for PRC-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our common stock.

Cash dividends, if any, on our common stock will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as PRC-sourced income and as a result may be subject to PRC withholding tax at up to 10%.

As of the date hereof, our PRC subsidiaries have not made any transfers or distributions. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, as of the date hereof, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have also not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

Foreign Corrupt Practices Act and Chinese anti-corruption law

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in the PRC, which may experience corruption. Our activities in the PRC create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in the process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in the PRC, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in the PRC. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within the PRC, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within the PRC; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of PRC, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within the PRC; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited

Labor Laws and Social Insurance A7

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law, employers in the PRC must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Anti-Monopoly Law

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Regulation Relating to Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by the PRC’s security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

General Risk Related to Doing Business in the PRC

The PRC government has exercised and can continue to exercise substantial control to intervene on virtually every sector of the Chinese economy through regulation and state ownership, and as a result, it can influence the manner in which we must conduct our business activities and may intervene or influence our operations at any time, and effect material changes in our operations and/or the value of our securities.

Risks Related to Doing Business in Hong Kong

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in Hong Kong and the profitability of such business.

We conduct our operations and generate the majority of our revenue in Hong Kong. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. The PRC economy is in transition from a planned economy to a market-oriented economy subject to plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on economic conditions in the PRC. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of supplies, or ability to continue as a for-profit enterprise;

●	expropriation or nationalization of private enterprises; and

●	the allocation of resources.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. We expect the Hong Kong legal system to rapidly evolve in the near future and may become closer aligned with legal system in the PRC with the PRC government exerting more oversight and control over companies operating in Hong Kong, offerings conducted overseas and or foreign investment in Hong Kong based issuers. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong, conduct overseas offerings and continue to investment in Hong Kong based issuers may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any such actions (including divesture or similar actions) could result in a material adverse effect on us and on your investment in us and could render our securities and your investment in our securities worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in the PRC. Although the influence of the law has been increasing, PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in the PRC. Because government agencies and courts that provide interpretations of laws and regulations and decide contractual disputes and issues may change their interpretation or enforcement very rapidly with little advance notice at any time, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in the PRC. The uncertainties, including new laws and regulations and changes of existing laws, may cause possible problems to foreign investors.

Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Adverse regulatory developments in the PRC may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in the PRC may impose additional compliance requirements for companies like us with PRC-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements.

The recent regulatory developments in the PRC, in particular with respect to restrictions on PRC-based companies raising capital offshore, may lead to additional regulatory review in the PRC over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in the PRC, or causing the suspension or termination of our business operations in the PRC entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in the PRC and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies before their registration statements will be declared effective, including detailed disclosure related to whether the issuer received or were denied permission from Chinese authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded. On August 1, 2021, the China Securities Regulatory Commission stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in the PRC, and that both countries should strengthen communications on regulating PRC-related issuers. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in the PRC.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We will have operations, agreements with third parties and make sales in Hong Kong, which may experience corruption. Our proposed activities may create the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing practices and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our Hong Kong subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

Any transfer of funds by us to our Hong Kong subsidiaries, either as a shareholder loan or as an increase in registered capital, may become subject to approval by or registration or filing with relevant governmental authorities in the PRC. According to the relevant PRC regulations on foreign-invested enterprises in the PRC, capital contributions to PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. It is unclear if Hong Kong subsidiaries will be deemed a PRC subsidiary. If Hong Kong subsidiaries are deemed to be PRC subsidiaries, (i) any foreign loan procured by our Hong Kong subsidiaries will be required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our Hong Kong subsidiaries will not be able to procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our Hong Kong subsidiaries, if required. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we receive from our offshore financing activities and to capitalize our Hong Kong operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our Hong Kong subsidiaries. This is because there is no statutory limit on the amount of registered capital for our Hong Kong subsidiaries, and we are allowed to make capital contributions to our Hong Kong subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the Hong Kong subsidiaries complete the relevant filing and registration procedures.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. If Safe Circulars 16 and 19 are interpreted to apply to the Hong Kong Dollar, our ability to use Hong Kong Dollars converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in Hong Kong, to invest in or acquire any other Hong Kong or PRC companies may be limited, which may adversely affect our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations. It is unclear if these regulations will be expanded to include Hong Kong residents or citizens. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our Hong Kong subsidiaries and limit our Hong Kong subsidiaries’ ability to distribute dividends to us if Hong Kong residents or citizens are covered under these PRC regulations. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. It is unclear whether these regulations will be expanded in the future to cover our employees in Hong Kong. Our Hong Kong subsidiaries may become obligated to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Data Privacy

The Government and the Privacy Commissioner for Personal Data (PCPD) put forward six key proposals in the formal review of the PDPO which commenced in January 2020. The “anti-doxxing” regime was one of the proposals and the new “anti-doxxing” provisions came into effect on 8 October 2021. The new regime creates offences to curb “doxxing” acts, and empowers the PCPD to carry out criminal investigations, institute prosecutions and issue cessation notices.

“Doxxing” refers to gathering personal data of a specific targeted person and/or related persons (such as family members) through various means, e.g., public registers and discussion platforms, and disclosing such personal data on the internet, social media or other open platforms (such as public places).

Two new “doxxing” offences under a two-tier structure have been created under the new regime:

●	First-tier offence: it is a summary offence to (i) disclose a data subject’s personal data without consent; and (ii) the discloser has an intent to cause any “specified harm” to the data subject or any family member or is reckless as to whether any “specified harm” would be, or would likely be, caused to the data subject or any family member.
●	Second-tier offence: it is an indictable offence to (i) disclose a data subject’s personal data without consent; (ii) the discloser has an intent to cause any “specified harm” to the data subject or any family member, or is reckless as to whether any “specified harm” would be, or would likely be, caused to the data subject or any family member; and (iii) the disclosure causes “specified harm” to the data subject or any family member.

A mandatory data breach notification mechanism was also one of the six key proposals in the formal review of the PDPO. While there are currently no mandatory breach reporting obligations under the PDPO, the PCPD issued non-binding Guidance on Data Breach Handling and Data Breach Notifications in June 2023, which provides a comprehensive guide in relation to preventing, handling and reporting data breaches. The increased emphasis on data breach notification may signal that notifying a data breach to the PCPD and the affected data subjects may potentially become mandatory in Hong Kong in the future. The Company believes that it is compliant with this regulatory regime, and it has not impacted the Company’s business.

Cybersecurity

In October 2021, the Hong Kong Government announced that it would begin preparatory work for the enactment of cybersecurity legislation to strengthen cybersecurity of critical information infrastructure in Hong Kong by imposing network security obligations on operators of critical information infrastructure. The Secretary of Security cited examples of critical information infrastructure, which include water, electricity, coal supply, communication networks, transport services and financial institutions.

Details of the legislative proposal are not yet available. However, the Government has indicated that in preparing for the impending cybersecurity legislation, it will refer to relevant legislation around the world and will focus on seven areas, including:

1.	Establishing a preventive management regime for critical infrastructures
2.	Devising a cyber security plan
3.	Conducting regular security assessments
4.	Putting in place a comprehensive incident response plan
5.	Conducting frequent drills
6.	Resilience
7.	Prompt notification mechanism

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S. companies with a significant portion of their operations in the PRC, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have a significant portion of their operations in the PRC have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. While we do not, at the current time, have a significant portion of our operations in the PRC, this could change in the future. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed companies with their operations primarily in the PRC has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though the Company is not involved.

Proposed revised risk factor for RISKS RELATED TO OUR COMMON STOCK related to enforcement of judgements:

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

Hapi Metaverse Inc. as a holding company incorporated in Delaware that conducts its business through a number of subsidiaries organized under the laws of foreign jurisdictions such as Singapore, Hong Kong and the People’s Republic of China (“PRC”). References to subsidiaries based in Hong Kong refers to subsidiaries based in the Hong Kong Special Administrative Region, and references to subsidiaries based in the People’s Republic of China or PRC refers to subsidiaries based in the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong S.A.R., Macao S.A.R., and Taiwan. This may have an adverse impact on the ability of U.S. investors to enforce a judgment obtained in U.S. Courts against these entities, or to effect service of process on the officers and directors managing the foreign subsidiaries.

A substantial portion of our assets are located in Hong Kong. Meanwhile, our current directors and officers are Hong Kong / Singapore residents with substantial portions of their assets located outside the United States. Each of our Chief Executive Officer, Lee Wang Kei, our Chief Financial Officer, Lui Wai Leung Alan and one member of our Board of Directors, Lum Kan Fai, have their primary residences and business offices in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It will also be costlier and time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, you will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which you will be required to engage a local counsel to facilitate or prepare the Application alongside the various supporting documentations for the Application. After which, you will be required to go through the standard litigation process to sue on the judgment as a debt. In addition, a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may also not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside. As such, you may encounter difficulties to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Further, insofar as PRC factors may be concerned, there is uncertainty as to whether the PRC courts would (i) entertain original actions brought in the PRC against us or our directors or officers based on the securities laws of the United States or any state in the United States or (ii) recognize or enforce judgments of the courts of the United States obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state in the United States. To this end, we note that none of our directors or officers are Chinese nationals.

Under the “one country, two systems” principle, the Hong Kong Special Administrative Region (SAR) has an independent judiciary that operates separately from the courts in the PRC. The courts of Hong Kong have jurisdiction over all cases that arise within its territory, including civil and criminal cases, as well as cases related to the interpretation of the Basic Law.

Where PRC law does apply however, in order to enforce a foreign judgment in accordance with the laws and regulations of the PRC, certain criteria must be met as stipulated by the PRC Civil Procedure Law and other related laws and regulations. These criteria include, but are not limited to: (i) the judgment being sought for recognition must be a final and valid judgment or decree issued by a foreign court; (ii) the court that rendered the judgment or decree must have jurisdiction over the case under the applicable foreign law; (iii) the proceedings of the foreign court must have been fair and lawful under the applicable foreign law, including effective service on the defendant and giving the defendant an opportunity to be heard; (iv) there must be no conflicting interests in the case; (v) the requested court must not be conducting an ongoing trial between the same parties on the same subject matter or have already rendered an effective judgment, nor must it have recognized a judgment rendered by a third country in the case; (vi) there must be a treaty relationship or reciprocity between the two countries for the mutual recognition and enforcement of judgments in civil and commercial matters; and (vii) the recognition and enforcement of the judgment must not violate the fundamental principles of the laws of the PRC or the sovereignty, security, or public interests of the PRC.

As of the date of this Report, there are no existing treaties or written arrangements between the PRC and the United States for the mutual recognition and enforcement of foreign judgments. Furthermore, under the PRC Civil Procedure Law, a foreign judgment against us, our directors, or officers cannot be enforced by the courts of the PRC if the court finds that it violates the fundamental principles of PRC laws or national sovereignty, security, or public interests. This raises uncertainty about whether and under what circumstances a PRC court would enforce a judgment issued by a court in the United States, it would be difficult for U.S. shareholders to bring a lawsuit against us in the PRC under the laws of the PRC. The PRC Civil Procedure Law and related laws and regulations require a connection to the PRC to establish jurisdiction, which may be challenging for U.S. shareholders to establish based solely on their ownership of our shares.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

Transfers of Cash to and from Our Subsidiaries

Our equity structure is a direct holding company structure. Within our direct holding company structure, the cross-border transfer of funds between our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Hapi Metaverse Inc., the funds can only be transferred to the PRC operating companies through Hapi Cafe Limited (“HCHK”), the immediate holding company of the PRC operating companies. Hapi Metaverse Inc. is permitted under Delaware law to provide funding to all the subsidiaries, except for the PRC operating companies, through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. All the subsidiaries except for the PRC operating companies are also permitted to provide funding between subsidiaries or to Hapi Metaverse Inc. through loans or dividend distribution without restrictions on the amount of the funds. HCHK is permitted by the laws of the PRC to provide funding in the form of loans or capital injection to HCCN and its subsidiaries for their daily operations.

HCCN is permitted by the laws of the PRC to distribute profit in the form of dividends only to its immediate holding company, HCHK.

As of December 31, 2023, the Company received $1,372,411 from Alset Inc. and its’ subsidiaries, referred to “Amount due to related parties” under Consolidated Statements of Cash Flows of Consolidated Financial Statements, of which a total $1,050,977 was transferred to its Hong Kong subsidiaries for their daily operation use, $704,395 to Hotapp International Limited, $128,072 to Hapi Travel Ltd. and $256,143 to HCHK. Throughout the year, $26,851 and $91,444 from HCHK were transferred to MOC HK Limited and HCCN respectively. The funds to HCCN, the PRC subsidiary of the Company, were mainly for capital injection to HCCN and daily operation use for HCCN, HCDG, and HCGZ. A total of $22,119 in foreign exchange loss was generated, please refer to “Item. 8 Financial Statements - Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022” set forth in this Annual Report.

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into PRC under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

To the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our subsidiaries by the PRC government to transfer cash.